EXHIBIT 99 (i) 6



                                     Filed Session of February 29, 2000
                                                 Approved as Recommended
                                                    and so Ordered

                                                   By the Commission
                                                --------------------------
                                                       DEBRA RENNER
                                                    Acting Secretary

                                    Issued & Effective March 7, 2000

                              STATE OF NEW YORK
                         DEPARTMENT OF PUBLIC SERVICE


                                                February 18, 2000


TO:   THE COMMISSION

FROM: OFFICE OF ACCOUNTING & FINANCE

SUBJECT: CASE 96-E-0909 - Petition of Central Hudson Gas & Electric Corporation for Commission approval to Amend the Rate and Restructuring Plan Adopted in Case 96-E-0909, Order issued and effective February 19, 1998.

RECOMMENDATION:  Staff recommends that the proposed amendment and conforming revision be approved.

(S.A.P.A. 96-E-0909SA5)

Summary

            Central Hudson Gas & Electric Corporation (Central Hudson) has filed a petition requesting Commission approval of an amendment and a conforming revision to the Rate and Restructuring Plan (Restructuring Plan) adopted in case 96-E-09091. Central Hudson's proposed amendment eliminates an unintended disincentive for the formation of its holding company prior to the sale of its fossil generation. The revisions provide clarification and enable Central Hudson to proceed with its restructuring plans while maintaining authority granted by the Commission to invest

--------
      1 Case 96-E-0909, In the Matter of Central Hudson Gas &
        Electric Corporation's Plans for Electric Rates and Restructuring Pursuant to Opinion No. 96-12. Order Adopting
                                                      --------------
        Terms of Settlement Subject to Modifications and Conditions
        -----------------------------------------------------------
        (Issued and Effective February 19, 1998)

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CASE 96-E-0909

in non-regulated subsidiaries independent of the holding company formation. The revisions are consistent with the intent underlying the adoption of the Restructuring Plan. Staff recommends that the proposed amendment and confirming revision be approved.

Background

            By order issued and effective February 19, 1998, the Commission adopted the Restructuring Plan. At issue is the effect of the holding company formation with respect to Section VI.B.6 of the Restructuring Plan. Provisions of the section allow Central Hudson to transfer up to $100 million of equity to unregulated subsidiaries and to sell up to $100 million of securities without further Commission approval.

            CH Energy Group, Inc. became the holding company parent of Central Hudson gas and Electric Corporation December 15, 19991. However, the Restructuring Plan contains an unintended disincentive regarding the formation of the holding company prior to the closing of the sale of fossil generation. As the Restructuring Plan now exists, once the holding company is formed, Section VI.B.6 becomes inoperable bringing into question the basis for financings related to future equity transfers and the need for any Commission approval for such financings.

Proposed Revisions

            To eliminate the disincentive, Central Hudson proposes that the first sentence of Section VI.B.6 of the Restructuring Plan be amended as:

            Central Hudson is permitted to transfer equity from regulated operations to its unregulated operations, in the amount specified by this Section, until the earlier of a) the time Central Hudson receives the proceeds from the sale of its fossil

--------
      1 Another major element of Central Hudson's Restructuring Plan, it's Fossil Generation Auction Plan, was approved by the
                 ------------------------------
            Commission on February 9, 2000 (C. 96-E-0909).

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CASE 96-E-0909

            generation plants or, b) the end of the rate period covered by this agreement. This provision is independent of when the holding company is formed. From the point the holding company is formed until the receipt of the proceeds from the plant sales, the balance of equity available for transfer, as described above, must be reduced by the amount of dividends Central Hudson Regco pays to its parent company that exceed the dividends paid by the parent to shareholders.

The remainder of this sentence that provides total new equity investment in unregulated subsidiaries, not to exceed $100 million, is retained.

            In addition, a conforming revision would be made to the last sentence of the second paragraph of Section VI.B.6 so that it would read as:

            The limitations of this paragraph shall no longer be applicable upon the latter of the restructuring into the Holdco organization or the closing on the sale of fossil generation (or last such closing, in the event there should be more than one closing).

Discussion

            As noted above, Section VI.B.6 of the Restructuring Plan becomes inoperable when the holding company is formed, and therefore Central Hudson loses its privilege to invest future funds in its non-regulated subsidiaries without Commission approval. Central Hudson has invested $51.5 million in subsidiary companies since the Restructuring Plan was adopted by the Commission. In order to avoid imposing a new restriction on Central Hudson subsidiary company investment(s), this amendment to the Order in Case 96-E-0909 is necessary and consistent with the intent and spirit of the Restructuring Plan. Furthermore, the Commission specifically addressed Central Hudson's inter-

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CASE 96-E-0909

affiliate investment in Opinion No. 98-131 and noted that the level of investment and the authority to invest in non-regulated companies is consistent with treatments provided in other restructuring proceedings. The proposed amendment is consistent with the Opinion's inter-affiliate investment position.

            The Restructuring Plan anticipated Central Hudson to form the holding company around the time the generation assets were sold and transferred to a new owner, which was expected to occur mid 2001. However, under the Restructuring Plan, Central Hudson's earlier than expected holding company formation would restrict the availability of funds prematurely without this proposed amendment.

            These revisions clarify that the provisions of Section VI.B.6 would allow equity transfers and related financings independent of the holding company formation. The elimination of the disincentive allows Central Hudson to proceed with its restructuring plan while maintaining its authority to invest in its unregulated subsidiaries without further Commission approval. Financial integrity safeguards and customer protections are not changed and remain intact.

--------
      1     Case 96-E-0909, Central Hudson Gas & Electric Corporation -
         Electric Rate/Restructuring, Opinion No. 98-13 (Issued and Effective June 30, 1998) mimeo p.33.

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CASE 96-E-0909

      It is recommended that the proposed amendment and conforming revision be approved.

                                    Respectfully submitted,




                                    Robert M. Roby
                                    Public Utilities Auditor III



Approved by:


Joe Lochner
Public Utilities Auditor IV

Reviewed by:


Leonard Van Ryn
Office of General Council

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